Exhibit 99.1

Vision Marine Technologies Announces $3.4 Million Offering

Montreal, QC, September 13, 2024 — Vision Marine Technologies, Inc. (Nasdaq:VMAR) ("Vision Marine" or the "Company"), a pioneer in electric marine propulsion, today announced the pricing of a best-efforts offering of 3,400,000 common shares. Each common share is being sold at an offering price of $1.00 per share. All of the common shares in the offering are being offered by the Company. Total gross proceeds from the offering, before deducting the placement agent's fees and other offering expenses, are expected to be $3.4 million. The offering is expected to close on September 16, 2024, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering primarily for working capital purposes and prosecuting patent applications. The Company may also use a portion of the net proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, however, no acquisition targets have been identified.

ThinkEquity is acting as sole placement agent for the offering.

The securities described above are being offered and sold by the Company pursuant to a shelf registration statement on Form F-3 (File No. 333-267893), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the "SEC") on October 14, 2022 and declared effective on December 21, 2022. The offering is being made only by means of a written prospectus. A final prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and can be accessed for free on the SEC's website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse

(303) 919-2913

bn@v-mti.com